Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2009 and the nine months ended September 30, 2010 are as follows:

	For the Nine Months ended September 30,	For the Year ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Pre-tax loss from continuing operations	$(56,659)	$(42,377)	$(6,505)	$(20,471)	$(15,487)	$(6,407)
Income from investment in Ecuador property, net of amortization	(611)	(1,208)	(718)	(264)	(1,403)	(469)

Pre-tax income (loss) from continuing operations before adjustment for (income) loss from equity investees, fixes charges and capitalized interest	(57,270)	(43,585)	(7,223)	(20,735)	(16,890)	(6,876)

Fixed charges	15,404	4,419	4,220	931	16	11
Distributed income from investment in Ecuador property	752	1,396	905	452	1,591	598
Capitalized interest	(6,894)	(4,419)	(4,220)	(931)	—	—

Total (loss) earnings available for fixed charges	$(48,008)	$(42,189)	$(6,318)	$(20,283)	$(15,283)	$(6,267)

Fixed charges:
Interest and debt expense	$15,404	$4,419	$4,220	$931	$16	$11

Total fixed charges	$15,404	$4,419	$4,220	$931	$16	$11

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1) Earnings (loss) available for fixed charges for the nine months ended September 30, 2010, and years ended December 31, 2009 2008, 2007, 2006 and 2005 were inadequate to cover fixed charges by $63.4 million, $46.6 million, $10.5 million, $21.2 million and $15.3 million and $6.3 million, respectively.